Exhibit 4.5

Description of Rubicon Technologies, Inc. Securities

Capital Stock

As of March 22, 2023, Rubicon Technologies, Inc. (“Rubicon,” “Company,” “we,” “us,” or “our”) had two classes of securities registered under Section 12 of the Securities Exchange Act of 1934, as amended (the “Exchange Act”): our Class A common stock, par value $0.0001 per share (the “Class A Common Stock”) and Class V common stock, par value $0.0001 per share (the “Class V Common Stock”).

The rights of Rubicon stockholders are governed by Delaware law, Rubicon’s Certificate of Incorporation (the “Charter”) and Rubicon’s Bylaws (the “Bylaws”). The following description of the terms of the Rubicon’s capital stock is not complete and is qualified in its entirety by reference to the applicable provisions of Delaware law as well as the Charter and Bylaws, incorporated by reference to the Annual Report on Form 10-K of which this Exhibit 4.5 is a part (the “Annual Report”). Capitalized terms used herein but not otherwise defined shall have the meaning as set forth in the Annual Report.

Authorized and Outstanding Stock

The Charter authorizes the issuance of 975,000,000 shares of capital stock, consisting of (i) 690,000,000 shares of Class A Common Stock, par value $0.0001 per share, (ii) 275,000,000 shares of Class V Common Stock, par value $0.0001 per share, and (ii) 10,000,000 shares of preferred stock, par value $0.0001 per share.

Common Stock

The Charter authorizes two classes of common stock, Class A Common Stock and Class V Common Stock, each with a par value of $0.0001. As of March 21, 2023, there were 62,614,404 shares of Class A Common Stock issued and outstanding and 114,886,453 shares of Class V Common Stock issued and outstanding.

Pursuant to the Eighth Amended and Restated Limited Liability Company Agreement of Rubicon Technologies, LLC (the “A&R LLCA”), Class B Units are exchangeable into an equivalent number of Class A Common Stock, subject to certain limitations and adjustments, at the election of the holder thereof or pursuant to a mandatory redemption at the election of Rubicon (as managing member of Rubicon Technologies, LLC (“Holdings LLC”)). Upon the exchange of any Class B Units, Rubicon will retire an equivalent number of shares of Class V Common Stock held by such holder of exchanged Class B Units.

Preferred Stock

The Charter provides that up to 10,000,000 shares of preferred stock may be issued from time to time in one or more series. The Board of Directors (“Board”) is authorized to fix the voting rights, if any, designations, powers, preferences and relative, participating, optional, special and other rights, if any, and any qualifications, limitations and restrictions thereof, applicable to the shares of each series. The Board is able, without stockholder approval, to issue preferred stock with voting and other rights that could adversely affect the voting power and other rights of the holders of the Class A Common Stock and Class V Common Stock and could have anti-takeover effects. The ability of the Board to issue preferred stock without stockholder approval could have the effect of delaying, deferring or preventing a change of control of us or the removal of existing management. We have no preferred stock outstanding at the date hereof. Although we do not currently intend to issue any shares of preferred stock, we cannot assure you that we will not do so in the future.

Dividends and Other Distributions

Under the Charter, holders of Class A Common Stock are entitled to receive ratable dividends, if any, as may be declared from time-to-time by our Board out of legally available assets or funds. There are no current plans to pay cash dividends on Class A Common Stock for the foreseeable future. In the event of our liquidation, dissolution or winding-up, the holders of our Class A Common stock will be entitled to share ratably in all assets remaining after payment of or provision for any liabilities, subject to prior distribution rights of preferred stock, if any, then outstanding. Class V Common Stock has no economic rights and shares of Class V Common Stock are not entitled to receive any assets upon dissolution, liquidation or winding up of Rubicon, nor can such shares participate in any dividends or distributions of Rubicon.

We are a holding company with no material assets other than our interest in Holdings LLC. We intend to cause Holdings LLC to make distributions to holders of Class A Units and Class B Units in amounts such that the total cash distribution from Holdings LLC to the holders are sufficient to enable each holder to pay all applicable taxes on taxable income allocable to such holder and other obligations under the Tax Receivable Agreement as well as any cash dividends declared by us.

The A&R LLCA generally provides that pro rata cash Tax Distributions will be made to holders of Class A Units and Class B Units (including Rubicon) at certain assumed tax rates. We anticipate that the distributions we will receive from Holdings LLC may, in certain periods, exceed our actual tax liabilities and obligations to make payments under the Tax Receivable Agreement. The Board, in its sole discretion, will make any determination from time to time with respect to the use of any such excess cash so accumulated, which may include, among other uses, to pay dividends on the Class A Common Stock. We will have no obligation to distribute such cash (or other available cash other than any declared dividend) to stockholders. We also expect, if necessary, to undertake ameliorative actions, which may include pro rata or non-pro rata reclassifications, combinations, subdivisions or adjustments of outstanding Class A Units pursuant to the A&R LLCA, to maintain one-for-one parity between Class A Units held by us and shares of Class A Common Stock.

Voting Power

Except as otherwise required by law or as otherwise provided in any certificate of designation for any series of preferred stock, under the Charter, the holders of Class A Common Stock and Class V Common Stock possess all voting power for the election of our directors and all other matters requiring stockholder action and are entitled to one vote per share on matters to be voted on by stockholders. Holders of Class A Common Stock and Class V Common Stock shall at all times vote together as one class on all matters submitted to a vote of the holders of Class A Common Stock and Class V Common Stock under the Charter. Under the Charter, directors are elected by a plurality voting standard, whereby each of our stockholders may not give more than one vote per share towards any one director nominee. There are no cumulative voting rights.

Preemptive or Other Rights

The Charter does not provide for any preemptive or other similar rights.

Limitations on Liability and Indemnification of Officers and Directors

The Charter and Bylaws limit the liability of our directors, and provide for the indemnification of our current and former officers and directors, in each case, to the fullest extent permitted by Delaware law.

We have entered into agreements with our officers and directors to provide contractual indemnification in addition to the indemnification provided for in our Charter and Bylaws. The Charter and Bylaws also permit us to secure insurance on behalf of any officer, director or employee for any liability arising out of his or her actions.

In connection with the closing of the business combination, Founder SPAC, a Cayman Islands exempted company (“Founder”) purchased a tail policy with respect to liability coverage for the benefit of former Founder officers and directors. We will maintain such tail policy for a period of no less than six (6) years following the closing of the business combination.

These provisions may discourage stockholders from bringing a lawsuit against our directors for breach of their fiduciary duty. These provisions also may have the effect of reducing the likelihood of derivative litigation against officers and directors, even though such an action, if successful, might otherwise benefit us and our stockholders. Furthermore, a stockholder’s investment may be adversely affected to the extent we pay the costs of settlement and damage awards against officers and directors pursuant to these indemnification provisions.

We believe that these provisions, the directors’ and officers’ liability insurance and the indemnity agreements are necessary to attract and retain talented and experienced officers and directors.

Exclusive Forum

The Charter provides that, unless Rubicon selects or consents in writing to the selection of an alternative forum, to the fullest extent permitted by the applicable law: (a) the sole and exclusive forum for any complaint asserting any internal corporate claims, to the fullest extent permitted by law, and subject to applicable jurisdictional requirements, shall be the Court of Chancery of the State of Delaware (or, if the Court of Chancery does not have, or declines to accept, jurisdiction, another state court or a federal court located within the State of Delaware); and (b) the sole and exclusive forum for any complaint asserting a cause of action arising under the Securities Act, to the fullest extent permitted by law, shall be the federal district courts of the United States of America. For purposes of the foregoing, “internal corporate claims” means claims, including claims in the right of Rubicon that are based upon a violation of a duty by a current or former director, officer, employee or stockholder in such capacity, or as to which the DGCL confers jurisdiction upon the Court of Chancery. Any person or entity purchasing or otherwise acquiring any interest in any shares of Class A Common Stock or Class V Common Stock will be deemed to have notice of and consented to the provisions of this provision.

Certain Anti-Takeover Provisions of Delaware Law; Rubicon’s Certificate of Incorporation and Bylaws

The Charter and Bylaws contain, and the DGCL contains, provisions, as summarized in the following paragraphs, that are intended to enhance the likelihood of continuity and stability in the composition of the Board. These provisions are intended to avoid costly takeover battles, reduce our vulnerability to a hostile change of control and enhance the Board’s ability to maximize stockholder value in connection with any unsolicited offer to acquire Rubicon. However, these provisions may have an anti-takeover effect and may delay, deter or prevent a merger or acquisition of Rubicon by means of a tender offer, a proxy contest or other takeover attempt that a stockholder might consider in its best interest, including those attempts that might result in a premium over the prevailing market price for the shares of Class A Common Stock held by stockholders.

Delaware Law

Rubicon is governed by the provisions of Section 203 of the DGCL. Section 203 generally prohibits a publicly held Delaware corporation from engaging in a “business combination” with any “interested stockholder” for a period of three years after the date of the transaction in which the person became an interested stockholder, unless (with certain exceptions) the business combination or the transaction in which the person became an interested stockholder is approved in a prescribed manner. Generally, a “business combination” includes a merger, asset or stock sale, or other transaction resulting in a financial benefit to the interested stockholder. Generally, an “interested stockholder” is a person who, together with affiliates and associates, owns (or within three years prior to the determination of interested stockholder status, did own) 15% or more of a corporation’s voting stock. These provisions may have the effect of delaying, deferring or preventing changes in control of Rubicon not approved in advance by the Board.

Special Meetings

The Charter provides that special meetings of the stockholders may be called only by or at the direction of the Board, the Chairman of the Board or the Chief Executive Officer. The Bylaws prohibit the conduct of any business at a special meeting other than as specified in the notice for such meeting. These provisions may have the effect of deferring, delaying or discouraging hostile takeovers or changes in control or management of our Company.

Advance Notice of Director Nominations and New Business

The Bylaws state that in order for a stockholder to propose nominations of candidates to be elected as directors or any other proper business to be considered by stockholders at the annual meeting, such stockholder must, among other things, provide notice thereof in writing to the secretary at the principal executive offices of Rubicon within the time periods set forth in the Bylaws. Such notice must contain, among other things, certain information about the stockholder giving the notice (and the beneficial owner, if any, on whose behalf the nomination or proposal is made) and certain information about any nominee or other proposed business. Stockholder proposals of business other than director nominations cannot be submitted in connection with special meetings of stockholders.

The Bylaws allow the presiding officer at a meeting of stockholders to adopt rules and regulations for the conduct of meetings which may have the effect of precluding the conduct of certain business at a meeting if such rules and regulations are not followed. These provisions may also defer, delay or discourage a potential acquirer from conducting a solicitation of proxies to elect the acquirer’s own slate of directors or otherwise attempting to influence or obtain control of our company.

Supermajority Voting for Amendments to Our Governing Documents

Certain amendments to the Charter require the affirmative vote of at least 66⅔% of the voting power of all shares of our common stock then outstanding. The Charter provides that the Board is expressly authorized to adopt, amend or repeal the Bylaws and that our stockholders may amend certain provision of the Bylaws only with the approval of at least 66⅔% of the voting power of all shares of our common stock then outstanding. These provisions make it more difficult for stockholders to change the Charter or Bylaws and may, therefore, defer, delay or discourage a potential acquirer from conducting a solicitation of proxies to amend the Charter or Bylaws or otherwise attempting to influence or obtain control of our company.

No Cumulative Voting

The DGCL provides that a stockholder’s right to vote cumulatively in the election of directors does not exist unless the Charter specifically provides otherwise. The Charter does not provide for cumulative voting. The prohibition on cumulative voting has the effect of making it more difficult for stockholders to change the composition of the Board.

Classified Board of Directors

The Charter provides that the Board is divided into three classes of directors, with the classes to be as nearly equal in number as possible, designated Class I, Class II and Class III. The terms of Class I, Class II and Class III directors end at our 2023, 2024 and 2025 annual meetings of stockholders, respectively. Directors of each class the term of which shall then expire shall be elected to hold office for a three-year term. The classification of directors has the effect of making it more difficult for stockholders to change the composition of our Board and require a longer time period to do so. The Charter provides that the number of directors will be fixed from time to time exclusively pursuant to a resolution adopted by the Board. The classification of directors has the effect of making it more difficult for stockholders to change the composition of our Board. As a result, in most circumstances, a person can gain control of the Board only by successfully engaging in a proxy contest at two or more meetings of stockholders at which directors are elected.

Removal of Directors; Vacancies

The Charter and Bylaws provide that, so long as the Board is classified, directors may be removed only for cause and only upon the affirmative vote of holders of at least 66⅔% of the voting power of all the then outstanding shares of common stock entitled to vote generally in the election of directors, voting together as a single class. Therefore, because stockholders cannot call a special meeting of stockholders, as discussed above, stockholders may only submit a stockholder proposal for the purpose of removing a director at an annual meeting. The Charter and Bylaws provide that vacancies and newly created directorships resulting from any increase in the authorized number of directors shall be filled only by a majority of the directors then in office or by a sole remaining director. Therefore, while stockholders may remove a director, stockholders are not able to elect new directors to fill any resulting vacancies that may be created as a result of such removal.

Stockholder Action by Written Consent

The DGCL permits any action required to be taken at any annual or special meeting of the stockholders to be taken without a meeting, without prior notice and without a vote if a consent in writing, setting forth the action so taken, is signed by the holders of outstanding stock having not less than the minimum number of votes that would be necessary to authorize or take such action at a meeting at which all shares of stock entitled to vote thereon were present and voted, unless the Charter provides otherwise. The Charter and Bylaws preclude stockholder action by written consent. This prohibition, combined with the fact stockholders cannot call a special meeting, as discussed above, means that stockholders are limited in the manner in which they can bring proposals and nominations for stockholder consideration, making it more difficult to effect change in our governing documents and the Board.

Warrants

As of March 22, 2022, there were 30,016,851 warrants outstanding (“Warrants”), consisting of 15,812,476 public warrants (the “Public Warrants”) and 14,204,375 private warrants (the “Private Warrants”). Each whole Warrant entitles the registered holder to purchase one share of Class A Common Stock at a price of $11.50 per share, subject to adjustment as set forth in the Warrant Agreement.

A Warrant does not entitle the registered holder thereof to any of the rights of a stockholder of Rubicon, including, without limitation, the right to receive dividends or any voting rights, until such Warrant is exercised for shares of Class A Common Stock. Rubicon will at all times reserve and keep available a sufficient number of authorized but unissued shares of Class A Common Stock to permit the exercise in full of all outstanding Warrants.

Warrant Exercise

The Warrants became exercisable on September 14, 2022 (30 days after the consummation of the Business Combination) and will expire at 5:00 p.m., New York City time on August 15, 2027 (the fifth anniversary of the completion of the Business Combination) or earlier upon redemption or liquidation.

The Warrants may be exercised on or before the expiration date upon surrender of the warrant certificate at the office of the warrant agent, with the subscription form duly executed, and by paying in full the exercise price and all applicable taxes due for the number of Warrants being exercised. No fractional shares will be issued upon exercise of the Warrants. If, by reason of any adjustment made pursuant to the Warrant Agreement, a holder would be entitled, upon the exercise of a Warrant, to receive a fractional interest in a share, we will, upon such exercise, round up to the nearest whole number of shares of Class A Common Stock to be issued to the Warrant holder.

No Warrant will be exercisable for cash, and we will not be obligated to issue Class A Common Stock upon exercise of a Warrant unless the shares of Class A Common Stock issuable upon exercise of such Warrant have been registered, qualified, or deemed to be exempt under the securities laws of the state of residence of the registered holder of the Warrant. In the event that the foregoing condition is not met, the holder of such Warrant will not be entitled to exercise such Warrant for cash and such Warrant may have no value and expire worthless. Notwithstanding the foregoing, in no event will we be required to net cash settle any Warrant.

A holder of a Warrant may notify us in writing in the event it elects to be subject to a requirement that such holder will not have the right to exercise such Warrant, to the extent that after giving effect to such exercise, such person (together with such person’s affiliates), to the warrant agent’s actual knowledge, would beneficially own in excess of 9.8% (the “maximum percentage”) of the shares of Class A Common Stock outstanding immediately after giving effect to such exercise. The holder of a Warrant may by written notice increase or decrease the maximum percentage applicable to such holder, on the terms and subject to the conditions set forth in the Warrant Agreement.

Redemption

Rubicon may, at its option, redeem not less than all of the outstanding Warrants at any time during the exercise period, at a price of $0.01 per Warrant:

●	upon not less than 30 days’ prior written notice of redemption to each Warrant holder,

●	provided that the last reported sale price of the Class A Common Stock equals or exceeds $18.00 per share on each of 20 trading days within a 30 trading day period commencing after the Warrants become exercisable and ending on the third trading day prior to the notice of redemption to Warrant holders, and

●	provided that there is an effective registration statement with respect to the Class A Common Stock underlying such Warrants, and a current prospectus relating thereto, available throughout the 30-day redemption or Rubicon has elected to require the exercise of the Warrants on a “cashless basis.”

In accordance with the Warrant Agreement, in the event that we elect to redeem the outstanding Warrants as set forth above, we will fix a date for the redemption (the “Redemption Date”). Notice of redemption will be mailed by first class mail, postage prepaid, not less than 30 days prior to the Redemption Date to the registered holders of the Warrants to be redeemed at their last addresses as they appear on the registration books. Any notice mailed in the manner provided above will be conclusively presumed to have been duly given whether or not the registered holder received such notice.

The Warrants may be exercised for cash at any time after notice of redemption is given by Rubicon and prior to the Redemption Date. On and after the Redemption Date, the record holder of the Warrants will have no further rights, except to receive the redemption price for such holder’s Warrants upon surrender thereof.

If we call the Warrants for redemption as described above, our management will have the option to require all holders that wish to exercise Warrants to do so on a “cashless basis.” In such event, each holder would pay the exercise price by surrendering the Warrants for that number of shares of Class A Common Stock equal to the quotient obtained by dividing (x) the product of the number of shares of Class A Common Stock underlying the Warrants, multiplied by the difference between the exercise price of the Warrants and the “fair market value” by (y) the fair market value. The “fair market value” shall mean the volume-weighted average trading price of the Class A Common Stock for the 10 trading days immediately following the date on which the notice of redemption is sent to the Warrant holders.

Private Warrants

The Private Warrants are identical to the Public Warrants in all material respects, except that (i) the Private Warrants issued to Jefferies will not be exercisable more than five years after October 19, 2021 in accordance with FINRA Rule 5110(g)(8), and (ii) the Private Warrants held by Sponsor and certain insiders of Founder are subject to certain additional transfer restrictions set forth in the Sponsor Agreement.

Our Transfer Agent and Warrant Agent

The transfer agent for our Common Stock and warrant agent for our Warrants is Continental Stock Transfer & Trust Company, 1 State Street, New York, New York 10004.

Listing of Securities

Our Class A Common Stock and Public Warrants are listed on NYSE under the symbols “RBT” and “RBT WS”.